FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

 For the month of December, 2010

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     X    Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____No   X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
Huaneng Building,
4 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

1.	An announcement on the completed subscription of A shares of Huaneng Power Inc. (the “Registrant”), made by the Registrant on December 29, 2010; and
2.	An announcement on the completed subscription of H shares the Registrant, made by the Registrant on December 29, 2010.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

ANNOUNCEMENT REGARDING THE COMPLETION
OF SUBSCRIPTION OF A SHARES

Reference is made to the approvals from China Securities Regulatory Commission on the issuance of overseas listed shares (H Shares) and the non-public issuance of shares (A Shares) received by Huaneng Power International, Inc. (the ÒCompanyÓ) on 26 November 2010 and 29 November 2010, respectively. Please refer to the relevant announcements dated 1 December 2010 published by the Company for details. Terms used herein shall have the same meanings as ascribed to them in those announcements.

The Company is pleased to announce the result of subscription. Details of the non-public issuance of A Shares are as follows:

1.	Number of shares issued and issuance price

Type of shares	:	RMB ordinary shares (A Shares)
Number of shares issued	:	1,500 million Shares
Issuance price	:	RMB5.57 per share
Total proceeds	:	RMB8,355,000,000
Total net proceeds	:	RMB8,248,997,722

2.	Subscribers and number of shares issued

No.	Subscriber	Number of Shares Subscribe	Subscription amount	Lock-up period
		(A Shares)	(RMB)	(months)

1	China Huaneng Group	500,000,000	2,785,000,000.00	36
2	CCB International Asset Management (Tianjin) Company Limited	251,346,400	1,399,999,448.00	12
3	China Life Insurance Asset Management Company Limited	179,150,000	997,865,500.00	12
4	New China Life Assurance Company Limited	143,620,000	799,963,400.00	12
5	Harbin Power Equipment Company Limited	100,000,000	557,000,000.00	12
6	China Three Gorges Corporation	100,000,000	557,000,000.00	12
7	Liaoning Energy Investment (Group) Limited Liability Company	89,766,606	499,999,995.42	12
8	Dongfang Electric Co., Ltd.	50,216,994	279,708,656.58	12
9	Dacheng Fund Management Co., Ltd.	50,000,000	278,500,000.00	12
10	China National Offshore Oil Corporation	35,900,000	199,963,000.00	12

	Total	1,500,000,000	8,355,000,000.00	—

3.	Expected time of listing

The new shares issued out of the New Issue have already completed the registration procedures at the Shanghai office of China Securities Depository and Clearing Corporation Limited on 23 December 2010. The shares subscribed by China Huaneng Group (ÒHuaneng GroupÓ) are subject to a lock-up period of 36 months from date of their issuance, the listing of which is expected to take place on 23 December 2013. The shares subscribed by other designated investors are subject to a lock-up period of 12 months, the listing of which is expected to take place on 23 December 2011.

4.	Connected relationship between the Company and the subscribers

Of the above subscribers, Huaneng Group is a connected person of the Company. Huaneng Group is an indirect controlling shareholder of the Company, directly and indirectly in control of 50.95% equity interest in the Company prior to the New A Share Issue. Following completion of the New A Share Issue and the New H Share Issue, Huaneng Group is in control of a direct and indirect 50.81% equity interest in the

Company and is still an indirect controlling shareholder of the Company.

Apart from Huaneng Group, the other subscribers are persons independent to the Company and its connected persons within the meaning of the Hong Kong Listing Rules.

5.	Top 10 Shareholders of the Company prior to, and immediately after, the New A Share Issue

(1)	Top 10 Shareholders of the Company prior to the New A Share Issue

1.	As at 29 November 2010, the top 10 Shareholders of A Shares of the Company are as follows:

Unit: Shares

No.	Name of Shareholder	Nature of Shares held	Number of Shares	Shareholding percentage	Number of Shares subject to selling restrictions
			(Shares)	(%)	(Shares)

1	Huaneng International Power Development Corporation	Circulating A shares with selling restriction	5,066,662,118	42.03%	5,066,662,118
2	China Huaneng Group	Circulating A shares with selling restriction	1,055,124,549	8.75%	1,055,124,549
3	Hebei Construction & Investment Group Co., Ltd.	Circulating A shares	603,000,000	5.00%	—
4	Jiangsu Provincial Investment & Management Limited Liability Company	Circulating A shares	416,500,000	3.45%	—
5	Fujian Investment Enterprise Holdings Company	Circulating A shares	374,466,667	3.11%	—
6	Liaoning Energy Investment (Group) Limited Liability Company	Circulating A shares	332,913,333	2.76%	—
7	Dalian Municipal Construction Investment Company Limited	Circulating A shares	301,500,000	2.50%	—
8	Nantong Investment Management Limited Company	Circulating A shares	92,188,035	0.76%	—
9	Minxin Group Limited Company	Circulating A shares	72,000,000	0.60%	—
10	Nanjing Municipal Investment Company	Circulating A shares	22,620,000	0.19%	—

2.	Top 10 shareholders of the Company after the New A Share Issue

As at 23 December 2010 after completion of the New A Share Issue, the shareholdings of the top 10 Shareholders of A Shares of the Company are as follows:

Unit: Shares

No.	Name of Shareholder	Nature of Shares held	Number of Shares	Shareholding percentage	Number of Shares Subject to selling restrictions
	(Note)		(Shares)	(%)	(Shares)

1	Huaneng International Power Development Corporation	Circulating A shares with selling restrictions	5,066,662,118	36.05%	5,066,662,118
2	China Huaneng Group	Circulating A shares with selling restrictions	1,555,124,549	11.06%	1,555,124,549
3	Hebei Construction & Investment Group Co., Ltd.	Circulating A shares	603,000,000	4.29%	—
4	Liaoning Energy Investment (Group) Limited Liability Company	Circulating A shares with selling restrictions	422,679,939	3.01%	89,766,606
5	Jiangsu Provincial Investment & Management Limited Liability Company	Circulating A shares	416,500,000	2.96%	—
6	Fujian Investment Enterprise Holdings Company	Circulating A shares	374,466,667	2.66%	—
7	Dalian Municipal Construction Investment Company Limited	Circulating A shares	301,500,000	2.15%	—
8	CCB International Asset Management (Tianjin) Company Limited	Circulating A shares with selling restrictions	251,346,400	1.79%	251,346,400
9	New China Life Assurance Company Limited — Bonus — Bonus for Individuals — 018L — FH002 Shanghai	Circulating A shares with selling restrictions	143,620,000	1.02%	143,620,000
10	Harbin Power Equipment Company Limited	Circulating A shares with selling restrictions	100,000,000	0.71%	100,000,000

10	China Three Gorges Corporation	Circulating A shares with selling restrictions	100,000,000	0.71%	100,000,000

Note:
Based on the proof of the top 10 shareholders of A shares on members of register as provided by the Shanghai Office of China Securities Depository and Clearing Corporation Limited upon enquiry. The calculation of the shareholding percentage is based on the enlarged share capital following completion of the issuance of 500 million overseas listed shares by the Company on 28 December 2010.

The New Issue has not resulted in any change in the controlling interest of the Company.

6.	Changes in the Company’s shareholding structure prior to, and immediately after completion of, the New A Share Issue

Upon completion of the New A Share Issue and the H Share Issue, the changes in the Company’s shareholding structure are as follows:

Unit: Shares	Before change	Change(s)	After change

A Shares subject to selling restriction	2,878,213,333	—	2,878,213,333
A Shares not subject to selling restriction	6,121,786,667	1,500,000,000	7,621,786,667
H Shares	3,055,383,440	500,000,000	3,555,383,440

Total	12,055,383,440	2,000,000,000	14,055,383,440

7.	The impacts of the New Issue to the Company

(1)	Impact of the New Issue on the financial position of the Company

After completion of the New Issue, the net assets of the Company will be increased, and the asset/liability ratio will be lowered.  On repaying the loans from funds raised in the New Issue, the capital structure of the Company will become more stable and the capital base will be strengthened, which is conducive to further upgrading the risk resistance capability of the Company.  In addition, the repayment of the bank loans from the funds raised in the New Issue is conducive to lowering the financial costs, and to enhance the overall profitability of the Company.  The completion of the New Issue is consistent with the actual situations and the strategies of the Company and is in the interest of its shareholders as a whole, which is beneficial to the long term sustainable development of the Company.

(2)	Impact of the New Issue on the business structure

The funds raised from the New Issue will be used in the construction projects of power industry, in line with the State’s strategic and industrial policies regarding energy. It is anticipated that after completion and commencement of operation of the projects invested by the funds raised from the New Issue, the Company’s core competitiveness will be further strengthened. At the same time of expanding the construction of large-capacity, high-parameter, high-efficiency and environmental protection-type thermal power projects, the Company’s assets layout on power will be further enhanced, thus realizing optimization of the power source structure and having a significant strategic meaning in realizing the Company’s long-term sustainable development. The New Issue will not have a significant impact on the Company’s business structure.

(3)	Impact of the New Issue on corporate governance and structure of senior management personnel

After completion of the New Issue, there is no change in the Company’s controlling shareholders and effectual controllers. The directors, supervisors and senior management personnel are stable and the stability and independence of the original legal person governance structure will not be affected. The Company will further regulate its operation according to the stipulations of the relevant laws, regulations and State policies in order to practically warrant the Company’s independence. Accordingly, the New Issue will not result in changes to the Company’s governance structure and the structure of the senior management personnel.

(4)	Impact of the New Issue on connected transactions and industry competition

1.	Impact of the New Issue on the industry competition of the Company

The New Issue will not result in substantial industry competition between the

Company and Huaneng Group. In addition, Huaneng Group has also provided an undertaking in relation to relevant matters for further avoidance of business competition by Huaneng Group with Huaneng Power International, Inc. Please refer to an announcement published on 17 September 2010 for details.

2.	Impact of the New Issue on the connected transactions of the Company

The New Issue is instrumental in reducing the percentage of the overall connected transactions. Connected transactions between the Company and Huaneng Group and its controlled enterprises will continue to be conducted according to the principles of market impartiality, fairness and openness, connected transaction agreements will be entered into according to law, information disclosure obligations will be performed and the relevant reporting and approval procedures will be completed according to the relevant stipulations of the relevant laws, regulations and listing rules and the connected transactions will be conducted in strict accordance with the pricing principles stipulated in the connected transaction agreements that will not prejudice the interest of the Company and the shareholders  as a whole.

By Order of the Board
Huaneng Power International, Inc.
Gu Biquan
Company Secretary

As at the date of this announcement, the directors of the Company are:

Cao Peixi	Liu Jipeng
(Executive Director)	(Independent Non-executive Director)
Huang Long	Yu Ning
(Non-executive Director)	(Independent Non-executive Director)
Wu Dawei	Shao Shiwei
(Non-executive Director)	(Independent Non-executive Director)
Huang Jian	Zheng Jianchao
(Non-executive Director)	(Independent Non-executive Director)
Liu Guoyue	Wu Liansheng
(Executive Director)	(Independent Non-executive Director)
Fan Xiaxia
(Executive Director)
Shan Qunying
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Huang Mingyuan
(Non-executive Director)
Liu Shuyuan
(Non-executive Director)

Beijing, the PRC
29 December 2010

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

ANNOUNCEMENT REGARDING THE COMPLETION OF

SUBSCRIPTION OF H SHARES

Reference is made to the approvals from China Securities Regulatory Commission on the private placement of overseas listed shares (H Shares) and the non-public issuance of shares (A Shares) received by Huaneng Power International, Inc. (the ÒCompanyÓ) on 26 November 2010 and 29 November 2010, respectively. Please refer to the relevant announcements dated 1 December 2010 published by the Company for details. Terms used herein shall have the same meanings as ascribed to them in those announcements.

The Company has on 28 December 2010 completed the placement of 500 million overseas listed shares (H Shares) to China Hua Neng Group Hong Kong Limited (ÒHua Neng HKÓ) at par value of RMB1 each, all of which are ordinary shares, at the subscription price of HK$4.73 per Share. Hua Neng HK has completed the relevant subscription.

In addition, the Company has also completed the non-public issuance of 1,500 million A Shares on 23 December 2010. Please refer to the announcement dated 29 December 2010 relating to the ÒIssue Report on the Non-public Issuance of A Shares of Huaneng Power International, Inc.Ó published on the websites of Shanghai Stock Exchange (www.sse.com.cn) and the Stock Exchange of Hong Kong Limited (www.hkex.com.hk) for details.

The shareholding structure of the Company prior to, and immediately after completion of the New H Share Issue, is as follows:

	New H Share Issue
Shareholders	prior to completion	immediately after completion
	Number of Shares	Number of Shares

Huaneng International Power Development Corporation (Note)	5,066,662,118	5,066,662,118
China Huaneng Group (Note)	1,055,124,549	1,555,124,549
Hua Neng HK (Note)	20,000,000	520,000,000
Public
— A Shares	2,878,213,333	3,878,213,333
— H Shares	3,035,383,440	3,035,383,440

Total	12,055,383,440	14,055,383,440

Note:
China Huaneng Group (ÒHuaneng GroupÓ) is the controlling shareholder of Huaneng International Power Development Corporation (ÒHIPDCÓ) holding a 51.98% direct interest and a 5% indirect interest in HIPDC; Hua Neng HK is the wholly-owned subsidiary of Huaneng Group.

By Order of the Board
Huaneng Power International, Inc.
Gu Biquan
Company Secretary

As at the date of this announcement, the directors of the Company are:

Cao Peixi	Liu Jipeng
(Executive Director)	(Independent Non-executive Director)
Huang Long	Yu Ning
(Non-executive Director)	(Independent Non-executive Director)
Wu Dawei	Shao Shiwei
(Non-executive Director)	(Independent Non-executive Director)
Huang Jian	Zheng Jianchao
(Non-executive Director)	(Independent Non-executive Director)
Liu Guoyue	Wu Liansheng
(Executive Director)	(Independent Non-executive Director)
Fan Xiaxia
(Executive Director)
Shan Qunying
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Huang Mingyuan
(Non-executive Director)
Liu Shuyuan
(Non-executive Director)

Beijing, the PRC
29 December 2010

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By  /s/ Gu Biquan

Name:  Gu Biquan

Title:  Company Secretary

Date:    December 29, 2010